JWTT INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	75,015
Clearing deposits		657,498
Receivables from clearing organization		140,425
Securities owned, at current market value		8,530,048
Furniture, fixtures and equipment		2,342
Prepaid fees		383
Total Assets	$	9,405,711

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to clearing organization	$	1,628,959
Accounts payable		26,269
Accrued liabilities		349,021
Securities sold, not yet purchased		1,626,811
Due to shareholder		32,059
Advance		75,000
Total Liabilities		3,738,119

Commitments and Contingencies

STOCKHOLDER'S EQUITY

Common Stock (no par value, 100 shares authorized, 100 issued and outstanding)		3,000,000
Paid-in Capital		3,950,000
Retained earnings		(1,282,408)
Total Stockholder's Equity		5,667,592
Total Liabilities and Stockholder's Equity	$	9,405,711